U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003.

      KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

      5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
 (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

        [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

        [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number

1.	Press Release – dated July 11, 2003	4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  July 17, 2003                                By:   /s/  W. Shaun  Jackson
                                                                                      W. Shaun Jackson
                                                                                      Executive Vice President and
                                                                                      Chief Financial Officer

KINGSWAY ANNOUNCES EXERCISE OF OVER ALLOTMENT OPTION

TORONTO, ONTARIO (July 11, 2003) — Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced that the syndicate of underwriters led by Scotia Capital Inc. exercised the over allotment option to purchase an additional 610,000 common shares in connection with the previously announced public offering of 6,100,000 common shares that closed on July 3, 2003. The additional common shares were issued at Cdn$16.70 per share for additional gross proceeds of Cdn$10,187,000, bringing the total gross proceeds of the offering to Cdn$112,057,000. Net proceeds of the offering amount to approximately $107,575,000.

The underwriters of the offering were Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Sprott Securities Inc., Desjardins Securities Inc., Griffiths McBurney & Partners and HSBC Securities (Canada) Inc.

The net proceeds from this offering will be used for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. These securities are not being offered to the public in the United States.

NOT FOR DISTRIBUTION TO U.S NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

About the Company

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008